MAPTELLIGENT, INC.

2381 St. Rose Parkway, Suite 297

Henderson, Nevada 89052

March 20, 2024

VIA EDGAR

Dan Morris

Office of Energy & Transportation

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Maptelligent, Inc. (the “Company”)
Withdrawal of Request for Acceleration of Qualification Filed March 18, 2024 Commission File No. 024-12384

Dear Mr. Morris:

On behalf of the Company, I respectfully withdraw the request for acceleration of qualification filed with the Commission on March 18, 2024.

Thank you very much for your consideration.

Very truly yours,

/s/ Joseph A. Cosio-Baron

Joseph Cosio-Baron

Chief Executive Officer

Maptelligent, Inc.